GRANDVIEW GOLD INC.
(the “Corporation” or “Grandview”)
500 - 360 Bay Street, Toronto, ON M5H 2V6

MANAGEMENT INFORMATION CIRCULAR
For the Annual and Special Meeting to be held on November 8, 2005

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of Grandview will be held at the offices of WeirFoulds LLP, Suite 1600, 130 King Street West, Toronto, Ontario on Tuesday, November 8, 2005 at 10:00am (Toronto time) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the year ended May 31, 2005, together with the auditors' report thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.	to appoint the auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration;

4.

to consider and if deemed appropriate, to pass with or without variation, a resolution ratifying the specific provisions of the 2004 incentive stock option plan of the Corporation, as more particularly described in the accompanying management information circular;

5.

To consider and, if thought advisable, to authorize by means of a special resolution, an amendment to the articles of the Corporation to subdivide each one of the issued and outstanding common shares of the Corporation into two common shares of the Corporation (the “Share Split”). Notwithstanding that the said special resolution is passed at the Meeting, if the directors of the Corporation ultimately determine that it is not in the best interests of the Corporation to proceed with the Share Split, the said special resolution authorizes the directors of the Corporation, in their discretion, to revoke the special resolution before it is acted upon; and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and return to Equity Transfer Services Inc., the transfer agent and registrar of the Corporation, the enclosed form of proxy.

The specific details of the matters to be put before the Meeting as identified above are set forth in a management information circular (the “Circular) of the Corporation accompanying and forming part of this notice.

The directors of the Corporation have fixed the close of business on [October 7, 2005] as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

DATED at Toronto, Ontario as of this 11th day of October 2005.

BY ORDER OF THE BOARD

“Raymond Pecoskie”
RAYMOND PECOSKIE
President and Chief Executive Officer

All instruments appointing proxies at the Meeting or at any adjournment thereof must be deposited with Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, not later than 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting of any adjournment thereof.

GRANDVIEW GOLD INC.
500 - 360 Bay Street, Toronto, ON M5H 2V6

MANAGEMENT INFORMATION CIRCULAR
for the Annual and Special Meeting
to be held on November 8, 2005

FOR THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD AT 10:00 AM ON TUESDAY NOVEMBER 8, 2005 AT THE LAW OFFICES OF WEIRFOULDS LLP, SUITE 1600, 130 KING STREET WEST, TORONTO, ONTARIO, M5Z 1J5

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation by and on behalf of the management of Grandview Gold Inc. (the “Corporation”) of proxies to be used at the annual meeting of shareholders of the Corporation or any adjournment thereof (the “Meeting”) to be held at the time and place and for all purposes set out in the accompanying notice of meeting (the “Notice”). Solicitation will be made primarily by mail, but may be supplemented by solicitation personally by directors, officers and employees of the Corporation without special compensation. The cost of solicitation by management will be borne by the Corporation.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

The persons named in the enclosed form of proxy are officers and directors of the Corporation.

A shareholder desiring, to appoint some other person to attend and act for him or her and on his or her behalf at the Meeting may do so by filling in the name of such person, who need not be a shareholder of the Corporation, in the blank space provided in the proxy or by completing another proper form of proxy and in either case, depositing the completed form of proxy with the Corporation’s transfer agent and registrar, Proxy Department, Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, on or before the close of business on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or delivering it to the Chairman of the Meeting, on the day of the meeting or any adjournment thereof prior to the time of the voting. A proxy should be executed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or his or her attorney duly authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

MANNER OF VOTING BY PROXIES

Where a choice is specified, the persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. In the absence of such direction, it is intended that such shares will be voted for each of the matters identified in the Notice and described in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice and with respect to other matters which may properly come before the Meeting. As of the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

SUPPLEMENTAL MAILING LIST

Under National Instrument 54-102, adopted by the Canadian Securities Administrators, a securityholder who wishes to receive interim financial statements from us must deliver a written request for such material to us, together with a signed statement that the securityholder is the owner of securities (other than debt instruments). As a result, if you wish to receive our interim financial statements, you are encouraged to complete and return the enclosed form in order to be added to our supplemental mailing list.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Corporation consists of an unlimited number of common shares (the “Common Shares”) and an unlimited number of convertible, redeemable, voting, non-participating shares (the “Preference Shares”) of which, on the date of this Circular, 14,540,918 Common Shares and no Preference Shares were issued and outstanding.

Common Shares

The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation (except meetings at which only the holders of another class of shares are entitled to vote) and are entitled to one vote for each Common Share held. Subject to the prior rights of the holders of the Preference Shares or any other shares ranking senior to the Common Shares, the holders of the Common Shares are entitled to (a) receive any dividends as and when declared by the board of directors out of the assets of the Corporation properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Corporation in the event of any liquidation, dissolution of winding-up of the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of special shares. As of the date of this Circular, an aggregate of 14,540,918 Common Shares and no special shares of the Corporation are issued and outstanding. Each Common Shares entitles the holder thereof to one vote at all meetings of Shareholders of the Corporation Each shareholder is entitled to one vote for each Common Share shown as registered in his or her name on the list of shareholders. The list of shareholders will be prepared as of October 7, 2005, the record date fixed for determining shareholders entitled to the notice of the Meeting. If a person acquires ownership of Common Shares after that date, he or she may establish such ownership and demand, not later than ten days before the Meeting, that his or her name be included on the list of shareholders.

As of the date of this Circular, the only persons or companies who, to the knowledge of the directors and senior officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over more than ten percent (10%) of the issued and outstanding voting shares of the Corporation, are as follows:

Name and Address of Shareholder	Number of Common Shares	Percentage of Total Common Shares Outstanding
Gordon Cooper[1]	2,167,033	14.9%

Note:	Of the 2,167,033 shares held by Mr. Cooper 217,333 are held indirectly through Contact Partnership, an Irish Partnership, in which Mr. Cooper holds a 1/3 interest and a further 1,810,200 are held indirectly through a voting trust agreement which provides beneficial ownership and control to Mr. Cooper

DIVIDEND POLICY

The Corporation has not paid any dividends on the Common Shares to date and does not expect to pay dividends on such shares in the foreseeable future. It is anticipated that all available funds will be used to finance the future development of the Corporation.

AUDITORS, REGISTRAR AND TRANSFER AGENT

McCarney Greenwood LLP, Chartered Accountants, will be nominated at the Meeting for the appointment as auditor of the Corporation at a remuneration to be fixed by the board of directors. McCarney Greenwood LLP, have been auditors of the Corporation since August 30, 2004.

The transfer agent and registrar for the Common Shares of the Corporation is Equity Transfer Services Inc. whose principal office is located at Suite 420, 120 Adelaide Street West, Toronto ON M5H 4C3.

LEGAL PROCEEDINGS

The Corporation is not involved in any legal proceedings and, to the knowledge of management, there are no legal proceedings threatened against the Corporation.

PARTICULARS OF MATTER TO BE ACTED UPON

GENERAL BUSINESS

FINANCIAL STATEMENTS AND AUDITORS' REPORT

At the Meeting, Shareholders will consider the financial statements of the Corporation for the year ended May 31, 2005 and the auditors' report thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken.

ELECTION OF DIRECTORS

The articles of the Corporation provide for a minimum of three (3) and a maximum of ten (10) directors. The Corporation has determined that five (5) directors will be elected at the Meeting. Unless a choice is otherwise specified, it is intended that the shares represented by the proxies hereby solicited will be voted by the persons named therein for the election of the nominees whose names are set forth below, all of whom are now members of the Board of Directors and have been since the dates indicated. Management does not contemplate that any nominee will be unwilling or unable to serve as director but, if that should occur for any reason prior to the Meeting, it is intended that the persons named in the enclosed form of proxy shall reserve the right to vote for another nominee in the Discretion. Each of the following persons is nominated to hold office as a director until the next annual meeting or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

Name and Present Office Held	Office Held	Principal Occupation (for past 5 years)	Date of First Appointment	No. of Common Shares Beneficially Held
D. Richard Brown Toronto, Ontario	Chairman	Partner – Osprey Capital	Mar 26/04	5,000
John M. Hogg Toronto, Ontario	Director	VP Exploration, CMQ Resources Inc.(1)	Mar 26/04	Nil
Ian S. Grant Toronto, Ontario	Director	Independent Financier(2)	Mar 26/04	99,000(3)
Joel Strickland	Director	CEO, Navitrak International	Dec 20/04	Nil

Name and Present Office Held	Office Held	Principal Occupation (for past 5 years)	Date of First Appointment	No. of Common Shares Beneficially Held
Halifax, Nova Scotia
Michael Hitch Brantford, Ontario	Director	COO and Managing Director Golden China Management (4)	- -	Nil
Note:
(1)	Previously, Mr. Hogg was Vice President of Exploration for High Desert Mineral Resources.
(2)	Mr. Grant holds a number of board positions with various public companies.
(3)	Mr. Grant beneficially owns 86,000 of the shares through Ian S. Grant Holdings Limited
(4)

In the past five years, Mr. Hitch has also held positions as a mining analyst for Clarus Securities Inc. and Octagon Capital Corporation, as well as Vice President Corporate Development of Ivanhoe Mines Ltd.

COMMITTEES OF THE DIRECTORS

The board of directors of the Corporation has adopted an audit committee charter setting the duties of the members of the audit committee in order to sure compliance with corporate governance requirements a copy of which is attached hereto as Schedule "A". The audit committee is a committee of the directors of the Corporation is currently comprised of 3 directors, being Messrs. Grant, Strickland and Brown, all of whom are independent.

COMPENSATION OF EXECUTIVE OFFICERS

Ontario securities law requires that a “Statement of Executive Compensation” in accordance with the Securities Act (Ontario) be included in this Circular. The Corporation is required to disclose information about the compensation paid to, or earned by the Corporation’s President or Chief Executive Officer, the Corporation’s Chief Financial Officer and each of the other three most highly compensated executive officers of the Corporation earning more than $150,000 in total salary and bonus for the three most recent fiscal years. The following addressed the applicable items identified.

Statement of Executive Compensation

During the Corporation’s financial years ended May 31, 2005 and May 31, 2004, Raymond Pecoskie was the only “Named Executive Officer” as that term is defined for of Form 51-102 F6 “Statement of Executive Compensation” under the Securities Act (Ontario).

Summary Compensation Table

The following individual listed below is the “Named Executive Officer” of the Corporation for the purposes of the following disclosure. The compensation for the Named Executive Officer for the Corporation's most recently completed financial year is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation Awards
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	All Other Compen- sation ($)
Raymond Pecoskie President	2005 2004 2003	140,184 (1) Nil Nil	Nil Nil Nil	Nil Nil Nil	750,000 (2) Nil Nil	Nil Nil Nil	Nil Nil Nil
Note:
(1)

June 1, 2004, the Corporation entered into a management agreement with Global-Tek Business Development Inc., a company owned by Mr. Pecoskie, to provide management and consulting services to the Corporation in exchange for $11,682 per month.

(2)	750,000 Options, vesting 25% quarterly and with a strike price of $1.00, were issued to Mr. Pecoskie on October 1, 2004.

Long-Term Incentive, Retirement and Pension Plans

The Corporation does not have a long-term incentive plan or pension plan and does not provide retirement benefits to its employees.

Incentive Stock Options Granted

The following table discloses individual grants of options to purchase or acquire Common Shares to the Corporation's Named Executive Officer during the financial year ended May 31, 2005.

Name	Securities Under Options Granted (#)	% of Total Options Granted during the financial year ended Mar 31, 2005	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ray Pecoskie	750,000	66.7%	$1.00	$1.25	2009/10/01

Stock Appreciation Rights

No SARs were granted to or exercised by the Corporation’s Named Executive Officers or directors during the financial year ended May 31, 2005.

Aggregate Option Exercises and Financial Year-End Option Values

The following table summarizes the incentive stock options exercised by the Corporation's Named Executive Officers during the financial year ended May 31, 2005 and the value as at May 31, 2005 of all unexercised in-the-money incentive stock options held by the Corporation's Named Executive Officer:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)	Unexercised Options at May 31, 2005 Exercisable/ Unexercisable (#)	Value of Unexercised in the Money Options at May 31, 2005 (2) Exercisable/ Unexercisable ($)
Ray Pecoskie	Nil	Nil	562,500/187,500	$61,875/$20,625
Notes:
(1)	Number of Grandview shares acquired on exercise of stock options
(2)

Calculated using the closing price of common shares of the Corporation on the CNQ on May 31, 2005 (being the last day of Grandview’s fiscal year end on which such shares traded) of $1.11 per share, less the exercise price of the stock options granted.

Pension Plans

The Corporation does not provide any retirement benefits for its directors or Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

In the most recently completed (or current) financial year, the Corporation had no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in respect of compensating such officers in the event of the termination of their employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer, except as described below:

  Management Services Agreement dated June 1, 2004 between the Corporation and Global-Tek Business Development Inc., a company wholly owned by Raymond Pecoskie, for management and administrative services. Under the terms of the agreement, the Corporation agrees to pay Global-Tek in exchange for management, leadership and strategic business development services CAD$11,682 per month, payable on the 25th of each month. Additionally, Global-Tek is entitled an option agreement with the Corporation to purchase up to 750,000 common shares, exercisable at $1.00 per share and vesting quarterly, commencing October 1, 2004 in four equal installments of 187,500 common shares each. The Corporation agrees to reimburse Global-Tek for any business-related expenses including travel, cell phone or Blackberry, an office space allowance of $490.00 per month, a monthly car allowance of $670.95/month and related automobile expenses.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Since the beginning of the last completed financial year there has been no indebtedness to the Corporation by any Director, Senior Officer, proposed nominee for election as a Director or associate of any such person.

APPOINTMENT OF AUDITORS

McCarney Greenwood LLP, Chartered Accountants, will be nominated at the Meeting for the appointment as auditor of the Corporation at a remuneration to be fixed by the board of directors. McCarney Greenwood LLP, Chartered Accountants, were first appointed auditors of the Corporation by the shareholders on August 30, 2004.

It is intended that the Common Shares represented by the proxies hereby solicited will be voted for the appointment of McCarney Greenwood LLP, Chartered Accountants, as auditors of the Corporation, to hold office until the next annual meeting of the shareholders, and to authorize the directors to fix the auditor’s remuneration.

SPECIAL BUSINESS

SHARE SPLIT

To subdivide the common shares of the Corporation, the articles of the Corporation must be amended. Such an amendment must be authorized by a special resolution of shareholders. The board of directors of the Corporation is considering a subdivision of the outstanding common shares of the Corporation on a two for one basis in order to increase the market liquidity of the Corporation's shares.

Shareholders of the Corporation will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of a special resolution, an amendment to the articles of the Corporation to subdivide each one of the issued and outstanding common shares of the Corporation into two common shares of the Corporation. The special resolution shareholders will be asked to approve is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the articles of the Corporation be amended to subdivide the issued and outstanding common shares of the Corporation by changing each one of the issued and outstanding common shares of the Corporation into two common shares of the Corporation;

2.

any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver, or cause to be delivered, articles of amendment of the Corporation, as required pursuant to the Canada Business Corporations Act, and to do all such other acts or things necessary or desirable to implement, carry out and give effect to the said amendment to the articles of the Corporation; and

3.

the directors of the Corporation are hereby authorized, in their discretion, to revoke this special resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of the Corporation.

Notwithstanding that the above special resolution is passed at the Meeting, if the directors of the Corporation ultimately determine that it is not in the best interests of the Corporation to proceed with the share subdivision, paragraph 3 of the special resolution authorizes the directors of the Corporation, in their discretion, to revoke the special resolution before it is acted upon.

To be approved, the above special resolution must be passed by not less than two-thirds of the votes cast by shareholders at the Meeting in respect of this special resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the special resolution.

INCENTIVE STOCK OPTION PLAN

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution ratifying the specific provisions of the Corporation’s 2004 Incentive Stock Option Plan (the “2004 Plan”), a copy of which is attached to this Information Circular as Schedule “B”, as previously adopted by the directors and introduced to and approved by the Shareholders on March 26, 2004. Under the 2004 Plan the number of common shares of the Corporation equal to 10% of the issued and outstanding common shares at any given time may be reserved for issuance under the 2004 Plan. At any given time the number of common shares reserved for issuance under the 2004 Plan to directors, officers or other related parties (as defined in Multilateral Instrument 45-105) of the Corporation will not exceed 10% of the issued and outstanding common shares at such time.

The purpose of the 2004 Plan is to assist the Corporation in attracting, retaining and motivating directors, officers and employees of the Corporation and to closely align the personal interests of such directors, officers and employees with the interests of the Corporation and its shareholders. Continuation of the Plan will be subject to the approval of the shareholders of the Corporation and acceptance by the CNQ. The resolution shareholders will be asked to approve is as follows:

BE IT RESOLVED THAT:

1.	the specific provisions of the 2004 Plan of the Corporation be and it is hereby ratified by the shareholders of the Corporation in the form attached to this Circular as Schedule "B";

2.

any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver, or cause to be delivered all documents and to do all such other acts or things necessary or desirable to implement, carry out and give effect to these resolutions.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The directors and officers of the Corporation are not aware of any transaction that has materially affected or will materially affect the Corporation since the beginning of the Corporation’s last completed financial year or in any proposed transaction that has materially affected or will materially affect the Corporation in which any director or senior officer of the Corporation, any proposed management nominee for election as a director, any person beneficially owning or exercising control or direction over more than 10% of the Common Shares of the Corporation or any associate or affiliate of any of the foregoing has or had a material interest.

GENERAL

Information contained herein is given as of the October 11, 2005. Save for the matters referred to herein, Management knows of no other matters intended to be brought before the Meeting. However, if any matters, which are not now known to Management, shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgment of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy. The contents and sending of this Information Circular have been approved by the Directors of the Corporation.

GRANDVIEW GOLD INC.

“Raymond Pecoskie”
RAYMOND PECOSKIE
President and Chief Executive Officer

SCHEDULE “A”

AUDIT COMMITTEE CHARTER
GRANDVIEW GOLD INC.
AUDIT COMMITTEE CHARTER

Name

There shall be a committee of the Board of Directors (the "Board") of Grandview Gold Inc. (the "Corporation") known as the Audit Committee.

General Purpose

The Audit Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following areas: the Corporation's external audit function; internal control and management information systems; the Corporation's accounting and financial reporting requirements; the Corporation's compliance with law and regulatory requirements; the Corporation's risks and risk management policies and such other functions as are delegated to it by the Board. Specifically, with respect to the Corporation's external audit function, the Audit Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Corporation's financial statements; the independent auditors' qualifications; and the performance of the Corporation's independent auditors. The Audit Committee is intended to facilitate and provide a means of open communication between management, the external auditors and the Board.

Composition and Qualifications

The Audit Committee shall consist of as many members as the Board shall determine, but in any event not fewer than three (3) members who are appointed by the Board. The composition of the Audit Committee shall meet all applicable independence, financial literacy and other legal and regulatory requirements. More specifically, all members of the Audit Committee shall be "unrelated"1 and "financially literate"2 and at least one (1) member shall have "accounting or related financial experience"3. The Board shall designate the Chairman of the Audit Committee and in so doing shall consider the recommendation of the Governance and Compensation Committee. The Chairman shall have responsibility for overseeing that the Committee fulfills its mandate and duties effectively.

Each member of the Audit Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board, following consideration of the recommendation of the Governance and Compensation Committee, may fill a vacancy which occurs in the Audit Committee at any time.

Meetings

The Chairman of the Audit Committee, in consultation with the Audit Committee members, shall determine the schedule and frequency of the Audit Committee meetings provided that the Audit Committee will meet at least four (4) times in each fiscal year and at least once in every fiscal quarter. The Audit Committee shall have the authority to convene additional meetings as circumstances require. A schedule for each of the meetings will be disseminated to Audit Committee members prior to the start of each fiscal year. A detailed agenda for each meeting will be disseminated to Audit Committee members as far in advance of each meeting as is practicable.

1 a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding.
2 the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto.
3 the ability to analyse and interpret a full set of financial statements including the notes attached thereto, in accordance with generally accepted accounting principles.

2

The Audit Committee shall meet separately, periodically, with management, counsel and the external auditors. The Audit Committee shall meet separately with the external auditors at every meeting of the Audit Committee at which external auditors are present.

Responsibilities

The Audit Committee is mandated to carry out the following responsibilities:

A. External Auditors

1.

Subject to applicable law, the Audit Committee shall be responsible for the appointment, compensation, oversight and termination of the external auditor. The external auditor shall report directly to the Audit Committee and shall be accountable to the Board and Audit Committee as representatives of the shareholders.

2.	The Audit Committee shall pre-approve all non-audit mandates for services the external auditor shall undertake.

3.

The Audit Committee shall satisfy itself, on behalf of the Board, that the external auditor is independent of management. In assessing such independence, the Audit Committee shall discuss with the external auditors, and may require a letter from the external auditor outlining, any relationships between the external auditors and the Corporation or its affiliates.

4.

The Audit Committee shall review the audit plan of the external auditors, the integration of the external audit with the internal control program, and the results of the audit, which shall include reviewing the external auditor’s letter to management and management’s response thereto and other material written communications between management and the external auditors.

5.

The Audit Committee shall satisfy itself, annually or more frequently as the Audit Committee considers appropriate, as to the external auditors' internal quality control procedures and any material issues raised by the most recent internal quality control review, or peer review, of the external auditor, or by any public enquiry, review, or investigation by governmental, professional or other regulatory authorities.

6.

The Audit Committee shall periodically review and discuss with management and the external auditors the quality and acceptability of the Corporation’s accounting policies and practices, the materiality levels which the external auditors propose to employ, any significant changes in the accounting policies and any proposed changes in accounting or financial reporting that may have a significant impact on the Corporation.

7.

The Audit Committee shall discuss with management and the external auditorsall alternative treatments of financial information within generally accepted accounting principles that have been discussed with management by the external auditors, the ramifications of these alternative treatments and the treatment preferred by the external auditors.

B. Financial Information

1.

The Audit Committee shall discuss with management and the external auditors whether the audited annual financial statements present fairly (in accordance with Canadian generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Corporation as of and for the periods presented and, where appropriate, recommend for approval to the Board, the annual audited financial statements of the Corporation.

3

2.

The Audit Committee shall discuss with management and the external auditors whether the unaudited quarterly financial statements present fairly (in accordance with generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Corporation as of and for the periods presented and, where appropriate, recommend for approval to the Board, the unaudited quarterly financial statements of the Corporation.

3.

The Audit Committee shall review the Annual Report to Shareholders and other financial information (including the annual and quarterly Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Annual Information Form and any prospectus or offering circular) prepared by the Corporation with management and, where appropriate, recommend for approval to the Board and recommend for filing with regulatory bodies.

4.

The Audit Committee shall review any news releases and reports to be issued by the Corporation containing earnings guidance or financial information for research, analysts and rating agencies. The Audit Committee shall also review the Corporation's policies relating to financial disclosure and the release of earnings guidance and the Corporation's compliance with financial disclosure rules and regulations.

The Audit Committee shall discuss with management and the external auditors important trends and developments in financial reporting practices and requirements and their effect on the Corporation's financial statements.

C.	Internal Control

1.

The Audit Committee shall oversee the adequacy and effectiveness of the Corporation’s internal control systems, through discussions with the Corporation’s external auditors and management and shall report to the Board on an annual basis.

	2.	The Audit Committee shall review annually the Corporation’s Code of Business Conduct and its effectiveness and enforcement.

D.	Risk Management

1.

The Audit Committee shall review with management the principal risks facing the Corporation, and the policies, processes and procedures for management’s monitoring and managing of such risks or exposures. If necessary, the Audit Committee will mandate, monitor and evaluate the steps management has taken to monitor and manage such exposures, including insuring against such risks, where appropriate.

E.	Compliance with Legal and Regulatory Requirements

1.

The Audit Committee shall review with management, and any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on the Corporation and any material reports or inquiries from regulatory or governmental agencies.

	2.	The Audit Committee shall review with counsel the adequacy and effectiveness of the Corporation's procedures to ensure compliance with the legal and regulatory responsibilities.

4

F.	Other

	1.	The Audit Committee shall also perform such other activities related to this Charter as requested by the Board.

	2.	The Audit Committee shall review and assess the adequacy of this Charter annually and shall submit any proposed changes to the Board for approval.

	3.	The Audit Committee may delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

Reporting

The Audit Committee shall report its deliberations and discussions regularly to the Board and shall submit to the Board the minutes of its meetings.

Resources

The Audit Committee shall have the authority, in its sole discretion, to retain independent legal, accounting and other consultants to advise the Audit Committee at the expense of the Corporation. The Audit Committee shall be provided with the necessary funding to compensate the external auditors and any other advisors they engage.

The Audit Committee may request any officer or employee of the Corporation or the Corporation’s external counsel or external auditors to attend a meeting of the Audit Committee or to meet with any member of, or consultants to, the Audit Committee. The Audit Committee shall have full access to all of the Corporation's books, records, facilities and personnel.

Complaints Procedure

Any director, officer or employee who has any concern or complaints regarding accounting, internal control or auditing matters or any potential violations of law or regulatory provisions may, in accordance with the Code of Business Conduct, make an anonymous submission to any member of the Audit Committee. The Audit Committee shall establish procedures for the review and resolution of such complaints.

Limitation on the Oversight Role of the Audit Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject. Each member of the Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives financial and other information, and the accuracy of the information provided to the Corporation by such persons or organizations.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and applicable rules and regulations. These are the responsibility of management and the external auditors.

SCHEDULE “B”

INCENTIVE STOCK OPTION PLAN

STOCK OPTION PLAN

WHEREAS the Board (as defined below) has decided it to be in the best interest of GRANDVIEW GOLD INC. (the "Corporation") to implement a stock option plan (the "2004 Plan") as a "rolling" plan and to establish the number of shares reserved for issuance following the due exercise of Options (as defined below) under the 2004 Plan as 10% of the issued and outstanding Shares in the capital of the Corporation from time to time.

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1 Definitions. Where used in this 2004 Plan, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the meanings set forth below:

(a) "2004 Plan" means the Corporation's 2004 Stock Option Plan as approved by the shareholders of Grandview Gold Inc. on March 26, 2004.

(b) "Administrator" means, initially, the President or Secretary of the Corporation and thereafter will mean such director or other senior officer or employee of the Corporation or a duly appointed committee thereof as may be designated as Administrator by the Board from time to time.

(c) "Affiliate" has the meaning ascribed to it in Ontario Securities Commission Rule 45-105, as amended from time to time.

(d) "Associate" has the meaning ascribed to it in Ontario Securities Commission Rule 45-105, as amended from time to time.

(e) "Board" means the board of directors of the Corporation, or any duly appointed committee thereof to which the board of directors of the Corporation has delegated the power to administer and grant Options under this 2004 Plan, as constituted from time to time.

(f) "Cause" means:

(i)	"cause" as such term is defined in the written employment agreement between the Corporation and the Employee; or

(ii)

in the event there is no written employment agreement between the Corporation and the Employee or "cause" is not defined in the written employment agreement between the Corporation and the Employee, the usual meaning of cause under the laws of Ontario.

(g) "CNQ" means Canadian Trading and Quotation System Inc.

(h) "Corporation" unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association, or other entity other than an individual.

(i) "Consultant" means an individual or a Corporation of which the said individual is an employee, shareholder or partner, other than an Employee or Director of the Corporation, who:

(i) is engaged to provide on a ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliate of the Corporation, other than services provided in relation to a distribution of the Corporation's securities;

(ii) provides the services under a written contract between the Corporation or the Affiliate and the individual or the Consultant's Corporation;

(iii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the business and affairs of the Corporation or an Affiliate of the Corporation; and

(iv) has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

(j) "Corporation" means Grandview Gold Inc.

(k) "Directors" means directors, senior officers and Management Corporation Employees of the Corporation or an Affiliate of the Corporation to whom stock options may be granted in reliance on a prospectus exemption under applicable Securities Laws.

(l) "Discounted Market Price" means the greater of the closing market price of the underlying securities on (a) the trading day prior to the date of grant of the Option; and (b) the date of grant of the Option.

(m) "disinterested Shareholder approval" means approval by a majority of the votes cast by all shareholders of the Corporation at a duly called and held meeting of shareholders of the Corporation, excluding votes attaching to Shares beneficially owned by:

(i)	Insiders to whom Options may be granted under this 2004 Plan; and

(ii)	Associates of Persons referred to in (m)(i) above.

(n) "Effective Date" means the effective date of this 2004 Plan being October 1, 2004. (o) "Employee" means an individual who:

(i)

is considered an employee of the Corporation or a subsidiary of the Corporation under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source); or

(ii)

works full-time for the Corporation or a subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

(iii)

works for the Corporation or a subsidiary of the Corporation on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source.

(p) "Exercise Notice" means the notice respecting the exercise of an Option, in the form set out in Exhibit "I" of the Option Agreement, duly executed by the Option Holder.

(q) "Exercise Period" means the period during which a particular Option may be exercised and, subject to earlier termination in accordance with the terms hereof, is the period from and including the Grant Date through to and including the Expiry Date.

(r) "Exercise Price" means the price per Share at which Shares may be purchased under an Option duly granted under this 2004 Plan as determined in accordance with Section 3.5 of this 2004 Plan and, if applicable, adjusted in accordance with Section 3.8 of this 2004 Plan.

(s) "Existing Options" has the meaning given in Section 3.2 of this 2004 Plan.

(t) "Expiry Date" means the date determined in accordance with Section 3.3 of this 2004 Plan and after which a particular Option cannot be exercised and is deemed to be null and void and of no further force or effect.

(u) "Grant Date" means the date on which the Board grants a particular Option.

(v) "Insider" means:

(i) a director or senior officer of the Corporation;

(ii) a director or senior officer of a Corporation that is an Insider or subsidiary of the Corporation;

(iii) a Person that beneficially owns or controls, directly or indirectly, Voting Shares carrying more than 10% of the voting rights attached to all Voting Shares of the Corporation; or

(iv) the Corporation itself if it holds any of its own securities.

(w) "Investor Relations Activities" has the meaning given to it in Policy 1 of the CNQ Issuer Policies and Procedures.

(x) "Limit" shall have the meaning ascribed thereto in Section 3.2 of this 2004 Plan.

(y) "Market Price" means the last closing price of the Corporation's Shares before the issuance of the required news release disclosing the grant of an Option.

(z) "Management Corporation Employees" means an individual employed by a Person providing management services to the Corporation which are required for the on-going successful operation of the business enterprise of the Corporation, but excluding a Person engaged in Investor Relations Activities.

(aa) "OBCA" means the Business Corporations Act (Ontario), as amended from time to time.

(bb) "Option" means an option to acquire Shares granted to a Director, Employee or Consultant pursuant to this 2004 Plan.

(cc) "Option Agreement" means an agreement, in the form substantially similar as that set out in Schedule "A" hereto, evidencing an Option granted under this 2004 Plan.

(dd) "Option Holder" means a Director, Employee or Consultant or former Director, Employee or Consultant, to whom an Option has been granted and who continues to hold an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(ee) "Plan" means this stock option plan as may be amended from time to time.

(ff) "Person" means a Corporation or an individual.

(gg) "Personal Representative" means:

(i)	in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of an Option Holder who, for any reason, is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.

(hh) "Regulatory Authorities" means all stock exchanges and other organized trading facilities on which the Corporation's Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation.

(ii) "Re-Organization Event" has the meaning given in Section 3.8 of this 2004 Plan.

(jj) "Securities Laws" means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject.

(kk) "Share" or "Shares" means, as the case may be, one or more common shares without par value in the capital stock of the Corporation as constituted on the Effective Date or, in the event of an adjustment contemplated by Section 3.8 of this 2004 Plan, such other shares or securities to which an Option Holder may be entitled upon the due exercise of an Option as a result of such adjustment.

(ll) "Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of Shares to one or more Directors, Employees or Consultants, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

(mm) "Termination Date" means:

(i) in the case of the resignation of the Option Holder as an Employee of the Corporation, the date that the Option Holder provides notice of his or her resignation as an Employee of the Corporation to the Corporation; or

(ii) in the case of the termination of the Option Holder as an Employee of the Corporation by the Corporation for any reason other than death, the effective date of termination set out in the Corporation's notice of termination of the Option Holder as an Employee of the Corporation to the Option Holder; or

(iii) in the case of the termination of the written contract of the Option Holder to provide consulting services or Investor Relations Activities to the Corporation, the effective date of termination set out in any notice provided by one of the parties to the written contract to the other party; or

(iv) the effective date of termination of a Director, Employee or Consultant pursuant to an order made by any Regulatory Authority having jurisdiction to so order.

(nn) "CNQ Issuer" has the meaning ascribed thereto in Policy 1 of the CNQ Issuer Policies and Procedures.

(oo) "Voting Share" means a security of the Corporation that:

(i)	is not a debt security; and

(ii)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

1.2 Choice of Law. This 2004 Plan is established under and the provisions of this 2004 Plan will be subject to and interpreted and construed in accordance with the laws of the Province of Ontario.

1.3 Headings. The headings used herein are for convenience only and are not to affect the interpretation of this 2004 Plan.

ARTICLE II
PURPOSE AND PARTICIPATION

2.1 Purpose. The purpose of this 2004 Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants, to reward such of those Directors, Employees and Consultants as may be granted Options under this 2004 Plan by the Board from time to time for their contributions toward the long term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long term investments and proprietary interests in the Corporation.

2.2 Participation. The Board will, from time to time and in its sole discretion, determine those Directors, Employees and Consultants (and, when applicable, to a Corporation wholly owned by any such Director or Employee), if any, to whom Options are to be granted. The Board may only grant options to an Employee, Consultant or Management Corporation Employee if such Employee, Consultant or Management Corporation Employee is a bona fide Employee, Consultant or Management Corporation Employee of the Corporation or a

subsidiary of the Corporation, as the case may be. The Board may, in its sole discretion, grant the majority of the Options to Insiders of the Corporation. However, in no case will the issuance of Shares upon the due exercise of Options granted under this 2004 Plan, or in any proposed or previously existing Share Compensation Arrangement, result in (in each case, as determined on the Grant Date):

(a) the number of Shares reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the Corporation's issued and outstanding Shares;

(b) the grant to Insiders, within any twelve-month period, of Options reserving for issuance a number of Shares exceeding in the aggregate 10% of the Corporation's issued and outstanding Shares;

(c) the grant to any one individual, within any twelve-month period, Options reserving for issuance a number of Shares exceeding in the aggregate 5% of the Corporation's issued and outstanding Shares;

(d) the grant to all persons engaged by the Corporation to provide Investor Relations Activities, within any twelve-month period, of Options reserving for issuance a number of Shares exceeding in the aggregate 1% of the Corporation's outstanding number of listed securities;

(e) the grant to any one Consultant, in any twelve-month period, of Options reserving for issuance a number of Shares exceeding in the aggregate 2% of the Corporation's issued and outstanding Shares.

2.3 Notification of Grant. Following the approval by the Board of the granting of an Option, the Administrator will notify the Option Holder in writing of the award and will enclose with such notice the Option Agreement representing the Option so granted.

2.4 Copy of Plan. Each Option Holder, concurrently with the notice of the award of the Option, will, upon written request, be provided with a copy of this 2004 Plan and a copy of any amendment to this 2004 Plan will be promptly provided by the Administrator to each Option Holder.

2.5 Limitation. This 2004 Plan does not give any Option Holder that is a Director the right to serve or continue to serve as a Director of the Corporation, does not give any Option Holder that is an Employee the right to be or to continue to be employed by the Corporation and does not give any Option Holder that is a Consultant the right to be or continue to be retained or engaged by the Corporation as a consultant for the Corporation.

2.6 Filing Requirements. Each Option Holder, as a pre-condition of any grant of Options under this 2004 Plan, shall execute and deliver to the Corporation all forms and documents required to be filed with any Regulatory Authority or under Securities Laws including, without limitation:

(a) if an Option Holder is a new Insider or is engaged to provide Investor Relations Activities, a Personal Information Form (CNQ Form 3); and

(b) any other forms or documents as may be required by the Corporation based on the advice of its counsel.

ARTICLE III
TERMS AND CONDITIONS OF OPTIONS

3.1 Board to Issue Shares. The Shares to be issued to Option Holders upon the exercise of Options will be previously authorized but unissued Shares in the capital stock of the Corporation.

3.2 Number of Shares Reserved. Subject to adjustment as provided for in Section 3.8 of this 2004 Plan and any subsequent amendment to this 2004 Plan, the number of Shares reserved for issuance and which will be available for purchase pursuant to Options granted under this 2004 Plan will not exceed that number (the "Limit") which represents 10% of the issued and outstanding Shares in the capital of the Corporation from time to time. If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of which Option expired or terminated, as the case may be, will again be available for the purposes of this 2004 Plan.

3.3 Term of Option. Subject to Section 3.4, the Expiry Date of an Option will be the date so fixed by the Board at the time the particular Option is granted, provided that such date will be no later than the fifth (5th) anniversary of the Grant Date of such Option.

3.4 Termination of Option. Subject to such other terms or conditions that may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period will terminate and become null, void and of no effect as of 5:00 p.m. (Toronto time) on the Expiry Date. The Expiry Date of an Option will be the earlier of the date so fixed by the Board at the time the Option is granted and the date established, if applicable, in sub-sections (a) to (e) below:

(a) Death of Option Holder

In the event that the Option Holder should die while he or she is still a Director (if he or she holds his or her Option as a Director), an Employee (if he or she holds his or her Option as an Employee) or a Consultant (if he or she holds his or her Option as a Consultant), the Expiry Date will be the first anniversary of the Option Holder's date of death.

(b) Ceasing to Hold Office

In the event that the Option Holder holds his or her Option as a Director or an Officer of the Corporation and such Option Holder ceases to be a Director or an Officer of the Corporation other than by reason of death, the Expiry Date of the Option will not exceed the 30th day following the date the Option Holder ceases to be a Director or an Officer of the Corporation unless the Option Holder ceases to be a Director or an Officer of the Corporation as a result of:

(i) ceasing to meet the qualifications of a director set forth in section 118 of the OBCA; or

(ii) an ordinary resolution having been passed by the shareholders of the Corporation pursuant to subsection 122(1) of the OBCA; or

(iii) an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date will be the date the Option Holder ceases to be a Director or an Officer of the Corporation.

(c) Ceasing to be an Employee or Consultant

In the event that the Option Holder holds his or her Option as an Employee or Consultant of the Corporation and such Option Holder ceases to be an Employee or Consultant of the Corporation other than by reason of death, the Expiry Date of the Option will not exceed the 30th day following the Termination Date unless the Option Holder ceases to be:

(i)	an Employee of the Corporation as a result of termination for Cause; or

(ii)	an Employee or Consultant of the Corporation as a result of an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date will be the Termination Date.

(d) Ceasing to be a Consultant Providing Investor Relations Activities

Notwithstanding subsections 3.4(a), (b) and (c) above, in the event that the Option Holder holds his or her Option as a Person engaged to provide Investor Relations Activities and such Option Holder ceases to be so engaged other than by reason of death, the Expiry Date of the Option will not exceed the 30th day following the Termination Date unless the Option Holder ceases to be so engaged as a result of:

(i)	termination for Cause; or

(ii)	an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date will be the Termination Date.

(e) Bankruptcy

In the event that an Option Holder commits an act of bankruptcy or any proceeding is commenced against the Option Holder under the Bankruptcy and Insolvency Act (Canada) or other applicable bankruptcy or insolvency legislation in force at the time of such bankruptcy or insolvency and such proceeding remains undismissed for a period of thirty (30) days, no Option held by such Option Holder may be exercised following the date on which such Option Holder commits such act of bankruptcy or such proceeding remains undismissed, as the case may be.

Notwithstanding anything contained in this 2004 Plan, in no case will an Option be exercisable after the fifth (5th) anniversary of the Grant Date of the Option.

3.5 Exercise Price. The price at which an Option Holder may purchase a Share upon the exercise of an Option (the "Exercise Price") will be determined by the Board and set forth in the Option Agreement issued in respect of such Option and, in any event, will not be less than the Discounted Market Price. Notwithstanding anything else contained in this 2004 Plan, in no case will the Discounted Market Price be less than the minimum prescribed by each of the organized trading facilities as would apply to the Grant Date in question.

3.6 Additional Terms. Subject to all applicable Securities Laws of all applicable Regulatory Authorities, the Board may attach other terms and conditions to the grant of a particular Option, such terms and conditions to be referred to in the Option Agreement at the time of grant. These terms and conditions may include, but are not necessarily limited to, the following:

(a) providing that an Option expires on a date other than as provided for herein;

(b) providing that a portion or portions of an Option vest after certain periods of time or upon the occurrence of certain events, or expire after certain periods of time or upon the occurrence of certain events;

(c) providing that an Option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile take-over bid for the Corporation; and

(d) providing that an Option issued to, held by or exercised by an Option Holder who is a citizen or resident of the United Sates of America, and otherwise meeting the statutory requirements, be treated as an "Incentive Stock Option" as that term is defined for purposes of the United States of America Internal Revenue Code of 1986, as amended.

3.7 Non-Transferability of Options. The Options are not assignable, transferable or negotiable (whether by operation of law or otherwise) and may not be assigned or transferred, provided however that the Personal Representative of an Option Holder may, to the extent permitted by Section 4.1 of this 2004 Plan, exercise the Option within the Exercise Period. Upon any attempt to assign, transfer, negotiate, pledge, hypothecate or otherwise dispose of or transfer an Option contrary to this Section 3.7 of this 2004 Plan, or upon the levy of any attachment or similar process upon an Option, the Option and all rights, benefits and privileges arising thereunder or therefrom, at the sole discretion and election of the Corporation, shall cease and terminate and be of no further force or affect whatsoever.

3.8 Adjustments. If prior to the complete exercise of an Option the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively, a "Re-Organization Event"), an Option, to the extent that it has not been exercised, will be adjusted by the Board in accordance with such Re-Organization Event in the manner the Board deems appropriate. No fractional Shares will be issued upon the exercise of the Options and accordingly, if as a result of the Re-Organization Event, an Option Holder would become entitled to a fractional Share, such Option Holder will have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

3.9 No Rights as Shareholders. An Option Holder shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of a certificate for Shares upon the due exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates.

Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued

ARTICLE IV
EXERCISE OF OPTION

4.1 Exercise of Option. An Option may be exercised only by the Option Holder or the Personal Representative of the Option Holder. Subject to the provisions of the 2004 Plan, an Option Holder or the Personal Representative of an Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period up to 5:00 p.m. (Toronto time) on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Agreement and a certified cheque or bank draft payable to the Corporation in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2 Issue of Share Certificates. As soon as practicable following the receipt of the Exercise Notice, the Administrator will cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Agreement, the Option Holder will surrender the Option Agreement and the Administrator will forward a new Option Agreement to the Option Holder concurrently with delivery of the Share certificate for the balance of Shares available under the Option.

4.3 Condition of Issue. The Options and the issue of Shares by the Corporation pursuant to the exercise of Options are subject to the terms and conditions of this 2004 Plan and compliance with the rules and policies of all applicable Regulatory Authorities to the granting of such Options and to the issuance and distribution of such Shares, and to all applicable Securities Laws. The Option Holder agrees to comply with all such laws, regulations, rules and policies and agrees to furnish to the Corporation any information, reports or undertakings required to comply with and to fully cooperate with, the Corporation in complying with such laws, regulations, rules and policies. Notwithstanding any of the provisions contained in the 2004 Plan or in any Option, the Corporation's obligation to issue Shares to an Option Holder pursuant to the exercise of any Option granted under the 2004 Plan shall be subject to:

(a) completion of such registration or other qualification of such Shares or obtaining approval of such Regulatory Authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the admission of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c) the receipt from the Option Holder of such representations, warranties, agreements and undertakings, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the Securities Laws of any jurisdiction; and

(d) the satisfaction of any conditions on exercise prescribed pursuant to Section 3.6 and Article 5 of this 2004 Plan.

ARTICLE V
ADMINISTRATION

5.1 Administration. This 2004 Plan will be administered by the Administrator on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with this 2004 Plan as it may deem necessary or advisable for the proper administration and operation of this 2004 Plan and such regulations will form part of this 2004 Plan. The Board may delegate to the Administrator or any director or other senior officer or employee of the Corporation such administrative duties and powers as it may see fit.

5.2 Board Powers. The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a) to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b) to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c) to determine the number of Shares reserved for issuance by each Option;

(d) to determine the Exercise Price of each Option;

(e) to determine the time or times when Options will be granted and exercisable;

(f) to determine if the Shares which are issuable on the due exercise of an Option will be subject to any restrictions upon the due exercise of such Option; and

(g) to prescribe the form of the instruments and certificates relating to the grant, exercise and other terms of Options.

5.3 Board Discretion. The Board may, in its discretion, require as conditions to the grant or exercise of any Option that the Option Holder shall have:

(a) represented, warranted and agreed in form and substance satisfactory to the Corporation that the Option Holder is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for his, her or its own account, for investment and not with a view to or in connection with any distribution, that the Option Holder has had access to such information as is necessary to enable him, her or it to evaluate the merits and risks of such investment and that the Option Holder is able to bear the economic risk of holding such Shares for an indefinite period;

(b) agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions; and

(c) agreed to indemnify the Corporation in connection with the foregoing.

5.4 Board Requirements. Any Option granted under the 2004 Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares issuable upon due exercise of such Option upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of Regulatory Authority, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

5.5 Interpretation. The interpretation by the Board of any of the provisions of this 2004 Plan and any determination by it pursuant thereto will be final and conclusive and will not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by it hereunder will be liable for any action or determination in connection with this 2004 Plan made or taken in good faith and each member of the Board and each such person will be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

ARTICLE VI
AMENDMENT AND TERMINATION

6.1 Prospective Amendment. The Board may from time to time amend this 2004 Plan and the terms and conditions of any Option thereafter to be granted and, without limiting the generality of the foregoing, may make such amendment for the purpose of meeting any changes in any relevant Securities Laws applicable to this 2004 Plan, any Option or the Shares, or for any other purpose which may be permitted by all relevant Securities Laws provided always that any such amendment will not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option granted prior to such amendment.

6.2 Retrospective Amendment. The Board may from time to time retrospectively amend this 2004 Plan and, with the consent of the affected Option Holders, retrospectively amend the terms and conditions of any Options that have been previously granted.

6.3 Notwithstanding anything contained to the contrary in this 2004 Plan or in any resolution of the Board in implementation thereof:

(a) in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Shares of the Corporation or any part thereof shall be made to all or substantially all holders of Shares of the Corporation, the Corporation shall have the right, upon written notice thereof to each Option Holder holding Options under the Plan, to permit the exercise of all such Options within the 20 day period next following the date of such notice and to determine that upon the expiration of such 20 day period, all rights of the Option Holder to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever;

(b) in the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, any outstanding Option may be exercised as to all or any part of the Optioned Shares in respect of which the Option Holder would have been entitled to exercise the Option in accordance with the provisions of the Plan at the date of completion of any such sale at any time up to and including, but not after the earlier of: (i) the close of business on that date which is thirty (30) days following the date of completion of such sale; and (ii) the close of business on the Expiry Date of the Option; but the Option Holder shall not be entitled to exercise the Option with respect to any other Shares;

(c) subject to the rules of any relevant Regulatory Authority, the Board may, by resolution, extend or advance the expiration date of any Option. The Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which Options may be exercised by any other Option Holder; and

(d) the Board may, by resolution, but subject to requirements of applicable Regulatory Authorities and Securities Laws, decide that any of the provisions hereof concerning the effect of termination of the Option Holder's employment shall not apply to any Option Holder for any reason acceptable to the Board.

Notwithstanding the provisions of this Section 6.3, should changes be required to the 2004 Plan by any Regulatory Authority of any jurisdiction to which the 2004 Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the 2004 Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the 2004 Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

6.4 Regulatory Authority Approval. This 2004 Plan and any amendments hereto are subject to all necessary approvals of the applicable Regulatory Authorities.

6.5 Disinterested Shareholder Approval. Disinterested Shareholder approval must be obtained for any reduction in the Exercise Price if the Option Holder is an Insider of the Corporation at the time of the proposed reduction. Furthermore, disinterested Shareholder approval must be obtained if the number of Shares reserved for issuance under the Plan to be granted to Insiders exceeds 10% of the issued and outstanding Shares and if the grant of Options to Insiders, within any 12-month period, exceeds 10% of the Corporation's issued and outstanding Shares.

6.6 Termination. The Board may terminate this 2004 Plan at any time by resolution. In such event, the Option if vested and outstanding may be exercised by the Optionee for a period of thirty (30) days after the date on which the Corporation shall have notified the Optionee of the termination of the 2004 Plan, but only to the same extent as the Optionee could have exercised the Option immediately prior to the date of such notification.

6.7 Agreement. The Corporation and every Option granted hereunder will be bound by and subject to the terms and conditions of this 2004 Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Corporation to be bound by the terms and conditions of this 2004 Plan.

6.8 Effective Date of Plan. Upon approval by the Board, this 2004 Plan shall be deemed to be effective as of the Effective Date.

6.9 Governing Law. This 2004 Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

SCHEDULE "A"

Unless otherwise defined herein, all capitalized terms will have the meanings specified in a stock option plan adopted by Grandview Gold Inc. effective as of October 1, 2004 (the "2004 Plan").

OPTION AGREEMENT

THIS AGREEMENT made as of •, 200• (the "Effective Date").

BETWEEN:

GRANDVIEW GOLD INC., a corporation continued pursuant to the laws of the Province of Ontario,

(the "Corporation")

OF THE FIRST PART

- and -

•,

(the "Optionee")

OF THE SECOND PART

          For good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto), the Corporation and the Optionee hereby agree as follows:

1. Grant of Option

1.1 The Corporation hereby grants to the Optionee pursuant to the terms of the 2004 Plan the right and option (the "Option") to purchase all or any part of an aggregate of up • to Shares at a purchase price of $• per Share expiring on • and on the terms and conditions set forth in this Agreement.

2. Vesting

2.1 Notwithstanding Section 1 above or any other provision of this Agreement, legal and beneficial title to the Option granted to the Optionee hereunder, in respect of the Shares and all rights, privileges and benefits arising and flowing therefrom or to arise or flow therefrom hereafter, shall vest in the Optionee and the Optionee shall be entitled to exercise said Option to purchase the Shares only in the proportion and on the dates (the "Vesting Dates") set out below, provided that the Optionee is a [Consultant or Employee or Director] of the Corporation on such Vesting Date (and has been a [Consultant or Employee or Director] of the Corporation continuously from the date hereof):

Vesting Date	Number of Shares subject to the Option	Exercise Price
•	•	•
•	•	•
Total:	•

3. Exercise of Option

3.1 Subject to the provisions of this Agreement, including, without limitation, Section 2 above, the Option may be exercised from time to time prior to the Expiry Time (as hereinafter defined) by delivery to the Corporation at its registered office of an executed Exercise Notice (attached to the Option Agreement as Exhibit "I") addressed to the President of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full, by cash or certified cheque, of the purchase price of the Shares then being purchased. Subject to any provisions of this Agreement to the contrary, certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

3.2 Notwithstanding any provisions contained in this Agreement, the Corporation's obligation to issue Shares to the Optionee pursuant to the exercise of the Option shall be subject to: (i) receipt of any required shareholder approval; (ii) completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (iii) the admission of such Shares to listing on any stock exchange or market on which the Shares may then be listed; and (iv) the receipt from the Optionee of such representations, warranties, agreements and undertakings as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdictions. Nothing contained in this Agreement shall be deemed to require the Corporation to apply for or obtain any such registration, qualification, approval or listing. The Optionee hereby acknowledges and agrees that he has had access to such information as is necessary to enable him to evaluate the merits and risks of acquiring Shares pursuant to the exercise of the Option and that he is able to bear the economic risk of holding such Shares for an indefinite period.

4. No Assignment

4.1 The Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise). Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of the Option contrary to the provisions of this Agreement, or upon the levy of any attachment or similar process upon the Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

5. Expiration

5.1 Subject to the terms and conditions set out in this Agreement, including the vesting conditions set out in Section 2 above and the termination provisions set out in Section 6 below, the Optionee shall have the right to exercise the Option with respect to all or any part of the Shares to the extent vested at any time or from time to time after the date hereof and prior to the close of business on (the "Expiry Time"). On the Expiry Time, the Option shall forthwith expire and terminate and be of no further force or effect whatsoever with respect to the unexercised balance of the Shares available under the Option, whether vested or not.

6. Termination of Employment; Death; Bankruptcy

6.1 Subject to the provisions of this Agreement and this Section 6, if the Optionee shall die prior to the full exercise of the Option, his personal representatives, heirs or legatees may, at any time within one (1) year after the date of such death, exercise the Option with respect to the unexercised balance of the Shares to the extent vested, subject to the terms of the Option but only to the same extent to which the Optionee could have exercised the

Option immediately before the date of such death. In no event, however, shall the Option be exercisable after the Expiry Time.

6.2 Subject to the provisions of this Agreement and this Section 6 and to any express resolution passed with respect to the Option by the Board or by any Committee, the Option and all rights to purchase Shares pursuant thereto shall immediately expire, except to the extent vested in which case they shall expire and terminate on the thirtieth (30th) day following the date the Optionee ceases to be a Director or an Officer of the Corporation.

6.3 Subject to the provisions of this Agreement and this Section 6 and to any express resolution passed with respect to the Option by the Board of Directors of the Corporation (the "Board") or by any committee of the Board established by the Board to administer the 2004 Plan (the "Committee"), the Option and all rights to purchase Shares pursuant thereto shall immediately expire, except to the extent vested in which case they shall expire and terminate on the thirtieth (30th) day following the date the Optionee ceases to be a ["Consultant" or "Employee" or a Consultant performing "Investor Relations Activities"] within the meaning of Section 1.1 of the 2004 Plan.

6.4 In the event that the Optionee commits an act of bankruptcy or any proceeding is commenced against the Optionee under the Bankruptcy and Insolvency Act (Canada) or other applicable bankruptcy or insolvency legislation in force at the time of such bankruptcy and such proceeding remains undismissed for a period of thirty (30) days, the Option may not be exercised following the date on which the Optionee commits such act of bankruptcy or such proceeding remains undismissed, as the case may be.

7. Rights as a Shareholder

7.1 An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares subject to the Option until the date of issuance of a certificate for such Shares upon the exercise of the Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

8. Inconsistency with 2004 Plan

8.1 The parties hereto agree that in the event this Agreement is inconsistent with the 2004 Plan the 2004 Plan shall prevail.

9. Certain Adjustments

9.1 In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend thereon or their subdivision or consolidation, the number of Shares reserved for the Option shall be adjusted accordingly by the Board or the Committee to such extent as they deem proper in their discretion. In such event, the number of, and the price payable for, the Shares that are then subject to the Option may also be adjusted by the Board or the Committee to such extent, if any, as they deem proper in their discretion.

9.2 If at any time after the date of this Agreement and prior to the expiration of the term of the Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 9.1 of this Agreement or, subject to the provisions of subsection 10.1(a) of this Agreement, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation"), the Optionee shall be entitled to receive upon the subsequent exercise of the Option in accordance with the terms of this Agreement and shall accept in lieu of the number of Shares to which he was theretofore entitled upon such exercise but for the same aggregate consideration payable therefore, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of subsection 10.1(a) of this Agreement, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he had been the registered holder of the number of Shares to which he was theretofore entitled upon such exercise.

10.	Amendments to the Option

	10.1	Notwithstanding anything to the contrary contained in this Agreement:

(a)

in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Shares or any part thereof shall be made to all or substantially all holders of the Shares, the Corporation shall have the right, upon written notice thereof to the Optionee, to permit the exercise of the Option within the 20 day period next following the date of such notice and to determine that upon the expiration of such 20 day period, all rights of the Optionee to the Option or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever;

(b)

in the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, the Option may be exercised as to all or any part of the Shares subject to the Option in respect of which the Optionee would have been entitled to exercise the Option in accordance with the provisions of this Agreement at the date of completion of any such sale at any time up to and including, but not after the earlier of: (i) the close of business on that date which is thirty (30) days following the date of completion of such sale; and (ii) the close of business on the expiration date of the Option; but the Optionee shall not be entitled to exercise the Option with respect to any other Shares; and

(c)

subject to the rules of any relevant stock exchange or other regulatory authority, the Board may, by resolution, advance the date on which any Option may be exercised or extend the expiration date of the Option.

(d)

The Optionee hereby acknowledges and agrees that the Board may at any time by resolution terminate the 2004 Plan. In such event, the Option if vested and outstanding may be exercised by the Optionee for a period of thirty (30) days after the date on which the Corporation shall have notified the Optionee of the termination of the 2004 Plan, but only to the same extent as the

Optionee could have exercised the Option immediately prior to the date of such notification.

11. Notice

11.1 All communications and payments provided for under this Agreement shall be in writing and shall be deemed to be given when delivered in person or deposited in the mail, first class, certified or registered, return receipt requested, with proper postage prepaid and,

(a) if to the Optionee, addressed to:

•

Phone No.: •
Fax No.: •

(b) if to the Corporation, addressed to:

Grandview Gold Inc.
Suite 500, 360 Bay Street,
Toronto, ON M5H 2V6

Attention: Raymond Pecoskie, President

Phone No.: 416-409-8245
Fax No.: •

in either case with a copy to:

WeirFoulds LLP
130 King Street West
Suite 1600, Exchange Tower
Toronto, ON M5X 1J5
Attention: Laila N. Perruzza

Phone No. 416-947-5041
Fax No. 416-365-1876

12. Time of Essence

12.1 Time shall be of the essence of this Agreement and each and every part hereof.

13. Binding Effect

13.1 This Agreement shall enure to the benefit of and be binding upon the parties hereto, the successors of the Corporation and the executor, administrator, heirs and personal representatives of the Optionee. This Agreement shall not be assignable by the Optionee.

14. Headings

14.1 The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

15. Amendment

15.1 This Agreement may be amended only by a written instrument signed by each of the parties hereto.

16. Governing Law

16.1 This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

17. Duplicate Originals

17.1 It is hereby acknowledged by the parties hereto that this Agreement has been signed in duplicate only, one original executed copy delivered to the Optionee and one delivered to the Corporation.

18. Paramountcy

18.1 To the extent there is any inconsistency or ambiguity between this Agreement and any other employment or consulting agreement, the terms of this Agreement shall govern to the extent of such inconsistency or ambiguity.

          IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above written.

SIGNED, SEALED & DELIVERED	)	GRANDVIEW GOLD INC.
in the presence of	)
)
	)	Per: ________________________________
	)	Name:
	)	Title:
)
)
)
Witness:		Name:

Exhibit "I"

NOTICE OF EXERCISE OF OPTION

TO:             GRANDVIEW GOLD INC. (the "Corporation")

AND TO:    THE DIRECTORS THEREOF

AND TO:    WEIRFOULDS LLP ("WF")

            The undersigned [a Director / an Officer / an Employee / a Consultant / a Consultant performing Investor Relations Activities on behalf of] the Corporation hereby provides notice to the Corporation, the Corporation's directors and to WF that the undersigned is exercising ___________________options at a share, equaling that many common shares of the Corporation (the "Optioned Shares"). The undersigned hereby provides to the Corporation a cheque in the amount of Cdn. $ _______________________ in payment of the exercise price for the said options and does also hereby provide authority to WF to register the Optioned Shares in the name _______________________ for further distribution.

This Notice of Exercise of Option may be signed and delivered by facsimile.

DATED as of the _______________ day of _____________, 20____ .

Name: